Mail Stop 3561

March 14, 2008

Via U.S. Mail

Robert Stopanio
President
Scorpion Performance, Inc.
3000 SW 4th Avenue
Fort Lauderdale, Florida 33315

Re: **Scorpion Performance, Inc.**
       Amendment No. 1 to Registration Statement on Form 10-SB
       Filed February 11, 2008
       File No. 000-52859

Dear Mr. Stopanio:

    We have reviewed your responses to the comments in our letter dated November 8, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

General

1. Please file your next amendment on the appropriate form available to you without an "SB" designation. Refer to Section IV of the Smaller Reporting Company Regulatory Relief and Simplification Release (Release No. 33-8876) and A Small Entity Compliance Guide, both which are available on our website at http://www.sec.gov/rules/final/finalarchive/finalarchive2007.shtml.

Explanatory Note, page 3

2. You indicate that this amendment is done to reflect revisions to your Form 10-KSB. Please revise to indicate you are referring to revisions to your Form 10-SB.

Subsequent Events, page 3

3. Please provide the information found here in the appropriate sections of your filing and delete the section here.

Description of Business, page 3

The Company, page 3

4. We note your response and revised disclosure in response to our prior comment 4. Please clarify if the price range given for private label arms is the price range you charge your customer, the retailer or wholesaler, or is the retail price to the end consumer. Please revise to clarify what price range you charge for the product.

5. We note your response to prior comment 4 and reissue in part. Please revise your disclosure to describe the price range you charge for the anodizing services.

6. Refer to the fifth paragraph. It appears that this Form 10 is effective. Please revise or advise. Refer to our prior comment 1.

Products, page 5

Private Label Products, page 6

7. We note your disclosure that in addition to the private label rocker arms you also manufacture components and assemblies for other automotive applications and for medical devices. Revise to disclose the percentage of your revenue that composes of the private label products for applications other than rocker arms, to the extent practicable.

Services, page 6

Scorpion Anodizing, page 6

8. Please describe what "multi-purpose handles" for the medical industry are.

Scorpion Robotics / Engineering, page 6

9. Refer to the second to last sentence in the paragraph. Revise to state as a belief.

Competition, page 7

10. Please revise to discuss your competitive condition within the industry. Refer to Item 101 of Regulation S-B.

We Have Incurred Recent Losses…, page 10

11. We note your recent losses. Revise to delete the phrase "our profitability" from the risk factor title.

The High Performance Automative Parts, page 11

12. Revise to indicate your competitive position within the industry.

Our Business is Subject to the Risk of Price Fluctuations, page 13

13. Revise the heading to indicate that steel prices are currently high so investors may assess the risk.

Our Failure to Comply with Current or Future Foreign Securities Regulations…, page 16

14. Please revise this subheading to indicate that you may have violated laws and regulations of foreign countries with offers and sales of your securities in those countries.

15. We note your response to prior comment 18 and your revised disclosure regarding the various notifications from foreign securities regulatory bodies. Please revise the discussion to indicate where you in the process with complying with these foreign regulations.

Management' Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 21

16. We note your response to our comment 20, but do not believe your revisions to MD&A are responsive to our prior comment. As previously requested, please include a critical accounting policies section in your MD&A that discloses each of your critical accounting policies. The disclosure, for each critical accounting policy, should include a discussion of the material implications associated with the methods and assumptions underlying how you arrived at the critical accounting estimates. Additionally, you should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, factors such as how accurate the estimate/ assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. See FR-72 for guidance. It appears from your notes to your financial statements that at a minimum your valuation of inventory and evaluation of long-lived assets for impairment would be critical accounting estimates, where the

above mentioned disclosures should be provided. Please revise your filing accordingly.

Plan of Operation, page 26

17. Please revise to clarify that there is no guarantee that you are going to be able to increase productivity.

CFO Consulting Services, page 29

18. Please clarify what "CFO" refers to when first used.

Certain Relationships and Related Transactions, page 31

19. We note your response to our prior comment 31, but do not believe you have been fully responsive to our prior comment. As previously requested, please disclose in your audited financial statements, the basis (i.e. historical or fair value) used in transferring the net assets discussed in paragraph 3 and 5 of Item 7 on page 31.

Legal Proceedings, page 35

20. We note your response to prior comment 33 and reissue in part. In relation to your securities offerings in Sweden, we note that you have ceased your offerings and are not aware of any further relief sought by the related regulatory body. Please clarify if you know of any further relief sought by the other foreign regulatory agencies in connection with your other foreign securities offerings. Refer to Item 103(a)(5) of Regulation S-B.

21. Reference is made to the revised disclosures in your note 3 to your interim financial statements. In this regard, please also provide similar disclosure in the notes to your audited financial statements.

Consolidated Financial Statements
Consolidated Statement of Changes in Stockholders' Equity

22. The amount received from the issuance of common stock during 2005 as disclosed in your consolidated statement of changes in stockholders' equity for 2005 of $5,247,210 does not agree to the amount reflected in the cash flow statement of this period of $4,460,596 or with the amount disclosed in Note 5. Please reconcile and revise these disclosures.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-6

23. It appears that you have deleted your revenue recognition policy section. Please revise to include your revenue recognition policy as required by SAB Topic 13 (B).

Note. 2 Property and Equipment, page F-13

24. We note your response to our prior comment 39, but do not believe that you have been fully responsive to our prior comment. As previously requested, please provide us with the following:

- The separate dates of your long-lived asset impairment test for the fiscal year ended December 31, 2006 and any subsequent interim and annual periods presented in the filing;

    o If no impairment test was completed it would appear that you should perform an impairment analysis for the fiscal year ended December 31, 2006 and any subsequent interim and annual periods presented in the filing in light of the significant and increasing net losses reflected in your financial statements for the periods presented. See paragraph 8(e) of SFAS No. 144;

- A summary of material relevant facts, assumptions, and estimates you considered in the above impairment tests on an individual asset group basis;

- For those long-lived assets for which no impairment charges were taken, further explain to us and disclose in your financial statements and in the "critical accounting policies" section of MD&A why you concluded that no impairment charge for your long-lived assets were necessary, pursuant to paragraph 7 of SFAS No. 144, for the periods presented in the filing.

    We may have further comment upon receipt of your response.

Other

25. We note your response to our prior comment 41, but do not believe you have been fully responsive to our prior comment. As previously requested, disclose in the Company's financial statements the Company's accounting policy for product warranty claims, as required by paragraph 14(a) of FIN 45.

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations
Condensed Consolidated Statement of Changes in Cash Flows

26. We note that the amount of the Company's net loss during the nine months ended September 30, 2006 as reflected in its statement of operations of $488,088 does not agree to the net loss reflected in the Company's consolidated statement of cash flows for this period of $754,960. Please reconcile and revise these disclosures.

Note. 2 – Equity, page F-6

27. We note your revised disclosure under the Unit Purchase Option section. In this regard, as previously requested, disclose the nature and terms of each Unit Purchase Option (UPO) sale transaction during the period ended September 30, 2007 and any subsequent periods presented in future amendments. Also, please revise to disclose the number of unit purchase options that were outstanding and exercisable at the end of each annual and interim period presented.

28. Also it is unclear from your filing if any of the investors that have invested in your common stock or UPOs during the periods presented in your annual and interim financial statements were employees at the time of issuance. Please clearly tell us and disclose in your annual and interim financial statement if any employees were issued common stock or UPOs during the period from January 1, 2005 through the date of your most recent filing. If so, please tell us the significant terms of the transactions in which these parties were issued common stock and/or UPOs and tell us how the terms of these transactions compared to other transactions involving common shares and UPOs with third party investors.

Other

29. We note your response to our prior comment 38, where you state that you have made the appropriate revision in your interim financial statements. However, we continue to note that your interim financial statements do not provide the required disclosures in paragraph 20 and 24 of FIN 48. Please revise accordingly. Also, as you will need to update your financial statements to include annual audited financial statements for the fiscal year ended December 31, 2007, please also provide the disclosures outlined in paragraph 21 of FIN 48 in your next amendment.

30. Please update your financial statements pursuant to Item 310(g) of Regulation S-B.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Charles B. Pearlman, Esq.
Fax: (954) 713-7700